UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

ZS PHARMA, INC.

(Name of Subject Company)

ZANZIBAR ACQUISITION CORP.

ZENECA, INC.

ASTRAZENECA PLC

(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

98979G 105

(Cusip Number of Class of Securities)

Adiah Ferron Reid

1800 Concord Pike

Wilmington, DE 19850-5437

Telephone: (302) 886-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.

Brian Wolfe, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,803,260,600.00	$282,288.34

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by ZS Pharma, Inc. (“ZS Pharma”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by adding (I) the product of (A) 25,272,782 outstanding shares (“Shares”) of common stock of ZS Pharma and (B) $90.00 (the “Offer Price”); (II) the product of (A) 5,742,198 Shares underlying outstanding and unexercised options to purchase Shares and (B) the Offer Price; (III) the product of (A) 120,745 Shares underlying restricted stock units and (B) the Offer Price; and (IV) the product of (A) 11,615 Shares underlying the options granted during the offering period and to be exercised on or prior to the date of the completion of such offering period and existing purchase period for Shares under the ZS Pharma Employee Stock Purchase Plan (the “ZS Pharma ESPP”) and (B) the Offer Price. The foregoing figures have been provided by ZS Pharma to the offerors and are as of November 13, 2015, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Zanzibar Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Zeneca, Inc., a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of ZS Pharma, Inc., a Delaware corporation, at $90.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated as of November 18, 2015.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the Wall Street Journal on November 18, 2015.

(a)(5)(i)	Press release issued by AstraZeneca PLC dated November 6, 2015 (incorporated by reference to Exhibit 99.1 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the United States Securities and Exchange Commission (the “Commission”) on November 6, 2015).

(a)(5)(ii)	Email sent by Pascal Soriot, CEO of AstraZeneca PLC, to ZS Pharma, Inc. employees dated November 6, 2015 (incorporated by reference to Exhibit 99.2 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on November 6, 2015).

(a)(5)(iii)	Investor Relations presentation regarding the acquisition of ZS Pharma, Inc. dated November 6, 2015 (incorporated by reference to Exhibit 99.3 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on November 6, 2015).

(a)(5)(iv)	Key messages and Q&A regarding acquisition of ZS Pharma, Inc. dated November 6, 2015 (incorporated by reference to Exhibit 99.4 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on November 6, 2015).

(a)(5)(v)	Presentation given by Pascal Soriot, CEO of AstraZeneca PLC, to ZS Pharma, Inc. employees on November 10, 2015 (incorporated by reference to Exhibit 99.1 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on November 10, 2015).

Exhibit No.	Description
(a)(5)(vi)	Transcript of video regarding AstraZeneca PLC’s strategy, as included on slide 26 in the presentation attached as Exhibit 99.1 (incorporated by reference to Exhibit 99.2 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on November 10, 2015).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated November 5, 2015, among ZS Pharma, Inc., Zeneca, Inc. and Zanzibar Acquisition Corp. (incorporated by reference to Exhibit 1 to the Zeneca, Inc. Beneficial Ownership Report on Schedule 13D filed with the Commission on November 13, 2015).

(d)(2)*	Amendment No. 1 to the Merger Agreement, dated as of November 17, 2015, by and among ZS Pharma, Zeneca, Inc. and Zanzibar Acquisition Corp.

(d)(3)*	Confidentiality Agreement dated August 23, 2015, between ZS Pharma, Inc. and AstraZeneca Pharmaceuticals LP.

(d)(4)	Form of Tender and Support Agreement dated November 5, 2015, among Zeneca, Inc., Zanzibar Acquisition Corp. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 2 to the Zeneca, Inc. Beneficial Ownership Report on Schedule 13D filed with the Commission on November 13, 2015).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2015

ZANZIBAR ACQUISITION CORP.

By:	/s/ David E. White
Name: David E. White
Title: Treasurer

ZENECA, INC.

By:	/s/ David E. White
Name: David E. White
Title: Treasurer

ASTRAZENECA PLC

By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of November 18, 2015.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the Wall Street Journal on November 18, 2015.

(a)(5)(i)	Press release issued by AstraZeneca PLC dated November 6, 2015 (incorporated by reference to Exhibit 99.1 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on November 6, 2015).

(a)(5)(ii)	Email sent by Pascal Soriot, CEO of AstraZeneca PLC, to ZS Pharma, Inc. employees dated November 6, 2015 (incorporated by reference to Exhibit 99.2 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on November 6, 2015).

(a)(5)(iii)	Investor Relations presentation regarding the acquisition of ZS Pharma, Inc. dated November 6, 2015 (incorporated by reference to Exhibit 99.3 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on November 6, 2015).

(a)(5)(iv)	Key messages and Q&A regarding acquisition of ZS Pharma, Inc. dated November 6, 2015 (incorporated by reference to Exhibit 99.4 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on November 6, 2015).

(a)(5)(v)	Presentation given by Pascal Soriot, CEO of AstraZeneca PLC, to ZS Pharma, Inc. employees on November 10, 2015 (incorporated by reference to Exhibit 99.1 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on November 10, 2015).

(a)(5)(vi)	Transcript of video regarding AstraZeneca PLC’s strategy, as included on slide 26 in the presentation attached as Exhibit 99.1 (incorporated by reference to Exhibit 99.2 of the Zeneca, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on November 10, 2015).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated November 5, 2015, among ZS Pharma, Inc., Zeneca, Inc. and Zanzibar Acquisition Corp. (incorporated by reference to Exhibit 1 to the Zeneca, Inc. Beneficial Ownership Report on Schedule 13D filed with the Commission on November 13, 2015).

(d)(2)*	Amendment No. 1 to the Merger Agreement, dated as of November 17, 2015, by and among ZS Pharma, Zeneca, Inc. and Zanzibar Acquisition Corp.

(d)(3)*	Confidentiality Agreement dated August 23, 2015, between ZS Pharma, Inc. and AstraZeneca Pharmaceuticals LP.

(d)(4)	Form of Tender and Support Agreement dated November 5, 2015, among Zeneca, Inc., Zanzibar Acquisition Corp. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 2 to the Zeneca, Inc. Beneficial Ownership Report on Schedule 13D filed with the Commission on November 13, 2015).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.